FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Micrologix Enters Into Exclusive License Option Agreement with International Pharmaceutical Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

FOR IMMEDIATE RELEASE Trading Symbol TSE: MBI U.S. OTC: MGIXF

Micrologix Enters Into Exclusive License Option Agreement with International Pharmaceutical Company

Vancouver, BC, CANADA, May 7, 2002 - Micrologix Biotech Inc. is pleased to announce the signing of an option agreement with an international pharmaceutical company ("Pharma"). This agreement allows for an exclusive 60 day period (the "Option Period") during which Micrologix will exclusively negotiate with Pharma the terms of a definitive license agreement for MBI 226. The Option Period may be extended if mutually agreed upon by both Micrologix and Pharma. MBI 226 is a novel topical antibiotic currently in Phase III clinical trials in the United States for the prevention of central venous catheter-related bloodstream infections.  On signing of the option agreement Micrologix is receiving a US$1 million payment from Pharma to be used during the negotiation period to continue enrolling patients for the Phase III clinical study currently underway for MBI 226. Micrologix has granted to Pharma a right of first negotiation during the Option Period to obtain licenses for other topical uses of MBI 226 and other topical compounds under development.

"The signing of this option agreement represents a significant step in executing our new strategy," stated Dr. Jim DeMesa, President & CEO. "Much effort has been put into the development of our peptide technology and this solid expression of interest from a major international pharmaceutical company validates our efforts and is a significant achievement for the whole Micrologix team."  Micrologix Biotech Inc. is a biotechnology company engaged in the research, development and commercialization of innovative drugs to treat or prevent various infectious diseases. The Company's current portfolio of anti-infective drug candidates is based on improved analogs of naturally occurring cationic peptides found in the host defense systems of most life forms. Micrologix currently has two drugs in clinical trials in the United States: MBI 226 for preventing catheter-related bloodstream infections (Phase III) and MBI 594AN for treating acne (Phase II). Forward Looking Statements

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to, Micrologix negotiating with an international pharmaceutical company the terms of a definitive license agreement for MBI 226 and continuing to enroll patients in the Phase III clinical trial currently underway. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to the ability to successfully complete a definitive license agreement for MBI 226; dependence on proprietary technology and uncertainty of patent protection; intense competition; manufacturing and market uncertainties; and government regulation. These and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and Micrologix is not obligated to update such information to reflect later events or developments.